August 15, 2024

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:
Jimmy McNamara
Suzanne Hayes
Sasha Parikh
Kevin Vaughn

Re:	Maze Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 31, 2024
CIK No. 0001842295

Ladies and Gentlemen:

We are submitting this letter on behalf of Maze Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 8, 2024 (the “Letter”), regarding Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001842295) confidentially submitted by the Company to the Commission on July 31, 2024 (the “Amended Draft Registration Statement”). Concurrently herewith, we are transmitting Amendment No. 2 to the Company’s Draft Registration Statement (“Amendment No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 2 to update certain other disclosures, including adding financial statements for the quarter ended June 30, 2024. Capital terms used and not otherwise defined herein have the same meanings as specified in Amendment No. 2.

U.S. Securities and Exchange Commission

August 15, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Pipeline, page 2

1.

We note your response to comment 4 and reissue the comment. Please note that program targets constitute material information. To the extent that a program is material, all material information about the program should be disclosed. To the extent that there are several targets under consideration, please revise your disclosure to disclose them. Your additional disclosure on page 128 should be expanded to more specifically describe the work you have done to date, as opposed to focusing on aspirations and plans.

The Company acknowledges the Staff’s comment and has removed the earlier stage programs from its pipeline chart. The Company advises the Staff that it has moved the earlier stage programs to a separate table clearly labeled “Our research programs” to clarify that they are earlier stage programs and to de-emphasize their prominence given the Company is not yet ready to publicly identify the targets.

2.

We note your response to comment 5 and re-issue in part. Please specify your ownership percentage with respect to Broadwing Bio. Additionally, file the joint venture agreement relating to Broadwing Bio as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 94, 115 and 135 of Amendment No. 2 to specify that the Company owned approximately 48% of the outstanding equity of Broadwing Bio LLC (“Broadwing”) as of June 30, 2024. The Company further advises the Staff that the Company expects that its ownership percentage will be significantly diluted upon the conversion of outstanding convertible notes issued by Broadwing. The Company refers the Staff to the disclosure regarding the joint venture agreement relating to Broadwing on pages F-16 and F-17 of Amendment No. 2, and respectfully advises the Staff that the agreement is not a material agreement as contemplated under Item 601(b)(10) of Regulation S-K because the agreement is not material to the Company in amount or significance and the Company is not substantially dependent on the agreement. The Company’s financial commitment to the joint venture was only $3.8 million in cash and in-kind contributions, the Company’s maximum exposure to loss as a result from its involvement in Broadwing was zero as December 31, 2022 and 2023, and the Company is no longer involved in the development of Broadwing’s therapeutic candidate. Further, the Company advises the Staff that the therapeutic candidate being developed within Broadwing is at an earlier stage of development than either of the Company’s lead therapeutic candidates or its outlicensed MZE001 product candidate. The Company further advises the Staff that it has moved the presentation of the Broadwing product candidate out of its pipeline chart and into its research programs chart. The Company respectfully advises the Staff that it therefore does not believe that filing the agreement is necessary to provide investors with an appropriate understanding of the Company or of its economic interests in Broadwing.

U.S. Securities and Exchange Commission

August 15, 2024

Our approach to precision medicine: Compass platform, page 4

3.	We note your response to comment 11 and re-issue. Please further revise your disclosure to ensure the text and logos are legible in the graphic.

In response to the Staff’s comment, the Company has revised the graphics on pages 4 and 116 of Amendment No. 2 solely to improve the resolution and increase the font size of the same.

Exclusive License Agreement, page 94

4.

We note your response to comment 16, including your disclosure of Shionogi reversion royalties on any sales of the Licensed Products in a range of “mid-single digit to lower double-digit” royalties. Please provide a more defined range that does not exceed ten percentage points.

In response to the Staff’s comment, the Company has revised its disclosure on pages 94 and 95 of Amendment No. 2.

Other Partnered Programs, page 128

5.

We note your response to comment 15 and are continuing to consider whether these agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Due to your lack of disclosure about the agreements, it is not possible for us to agree with your response. Regardless of the determination as to whether or not the agreement is required to be filed, a description of the material terms of the agreements is required. Please revise your registration statement to provide the following information for each of your agreements with Neurocrine Biosciences and Trace Neuroscience:

•	Describe each parties’ rights and obligations under the agreement;

•	Provide quantified disclosure of all amounts paid and/or received to date;

•	Provide quantified disclosure of all potential regulatory milestone payments;

•	Provide quantified disclosure of potential sales based milestone payments, if any;

•	Describe any royalty provisions, including the royalty rate within a ten point range and disclose when the royalty provisions expire; and

•	Disclose the term and termination provisions.

In response to the Staff’s comment, the Company respectfully notes that it has provided disclosure on pages F-43 and F-44 of Amendment No. 2 regarding key financial terms of the Company’s agreements with Neurocrine Biosciences, Inc. (“Neurocrine”) and Trace Neuroscience, Inc. (“Trace”), including the milestone payments and royalty terms. The Company respectfully advises the Staff that the rights and obligations as well as term and termination provisions are standard for agreements of this type and not material to an understanding of the transaction.

U.S. Securities and Exchange Commission

August 15, 2024

The Company respectfully advises the Staff that the agreements with Neurocrine and Trace are not material agreements as contemplated under Item 601(b)(10) of Regulation S-K because, in each case, the agreement was entered into in the ordinary course of the Company’s business, is not material in amount or significance, and the Company is not substantially dependent on the agreement. As previously described, and as now reflected in the Company’s financial statements for the period ended June 30, 2024 included in Amendment No. 2, the upfront payments received under the agreements ($2.5 million from Neurocrine and $15.0 million from Trace), were immaterial to the Company’s overall cash position. The Company advises the Staff that the therapeutic candidates being developed pursuant these agreements are at earlier stages of development than either of the Company’s lead therapeutic candidates or its outlicensed MZE001 product candidate and any future payments under the agreements pursuant to milestone achievements are inherently uncertain. The Company further advises the Staff that it has moved the presentation of the programs with both Neurocrine and Trace out of its pipeline chart and into its research programs chart. Accordingly, the Company does not believe that additional disclosure regarding the agreements with Neurocrine and Trace, or filing of the agreements, is necessary to provide investors with an appropriate understanding of the Company.

Intellectual Property, page 133

6.	We note your response to comment 25. Please provide the expiration dates and types of patents for your U.S. provisional patent applications and foreign patent applications disclosed on page 135.

In response to the Staff’s comment, the Company has revised its disclosure on page 139 of Amendment No. 2.

* * * * * * *

Should the Staff have additional questions or comments regarding the forgoing, please do not hesitate to contact me at (206) 389-4553, or in my absence, Ryan Mitteness at (206) 389-4533 or Effie Toshav at (206) 389-4576.

Sincerely,

/s/ Amanda Rose, Esq.
Amanda Rose
Partner

FENWICK & WEST LLP

U.S. Securities and Exchange Commission

August 15, 2024

cc:

Jason Coloma, Chief Executive Officer

Courtney Phillips, General Counsel

Maze Therapeutics, Inc.

Effie Toshav, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

Alan F. Denenberg, Esq.

Emily Roberts, Esq.

Elsie Cheang, Esq.

Davis Polk & Wardwell LLP